[Text of E-mail message and correspondence to Eligible Employees regarding revised Election Form and Release Agreement]

         REMINDER: The deadline to accept the offer is 5:00 p.m., Mountain Standard Time, on Friday, November 30, 2001.

         As you may know, we have announced a voluntary stock option exchange program. We are now making available to all eligible employees a new Election Form and Release Agreement, which may be used to accept or reject the offer. The revised form no longer requires you to confirm that you have read and understand the Offer Circular and the other offer documents as a condition of accepting the offer.

         We nevertheless strongly encourage you to read the Offer Circular and all of the documents that are referenced in the Offer Circular. After reading these documents, if you have any questions regarding the offer, you should refer to the additional information that is posted on the Q, or you may contact Qwest Stock Administration at 866-437-0007, or at StockAdmin2@Qwest.com.

         If you have already correctly completed and submitted an Election Form, you do not have to do anything else. We will accept either version of the Election Form.

         If you have not yet submitted an Election Form, you may make your election by completing, signing and submitting the new form or the old form. If you have already submitted an Election Form, you may complete and submit a new form to replace the previous one, if you so choose, but you do not have to do so. In any case, we will continue to accept elections that are validly made by eligible employees using any of the forms that we have circulated in connection with the offer.

Click here to access the new form of the Election Form and Release Agreement: http://theq.qwest.net/departments/hr/electform.pdf [LINK TO NEW ELECTION FORM].

Click here to access the other documents on the Q with respect to the offer: http://theq.qwest.net/departments/hr/index.html [LINK TO HR WEBSITE]

We have also posted on the Q updated materials in response to some questions we have received. These materials clarify two matters:

o We expect all new options granted to replace options exchanged and cancelled in the program will vest over four years (25% per year). We do not expect that any of the new options will have a longer exercise period.

o As you know, only options with an exercise price of $35 or higher are eligible options that may be tendered in the exchange offer. For options granted by U S WEST to be eligible options, they must have a POST-conversion exercise price of $35 or higher. This means that you can only exchange your Qwest options that were originally granted by U S WEST if the original exercise price of those options (before giving effect to the merger) was $60.53 or higher.